November 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams
Donald E. Field
Aamira Chaudhry
Jean Yu

Re:	ERYTECH Pharma S.A.
Registration Statement on Form F-1
File No. 333-220867
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of ERYTECH Pharma S.A. (the “Company”) that the effectiveness of the Registration Statement on Form F-1 (File No. 333-220867) be accelerated so that the Registration Statement will become effective at 11:30 A.M. Eastern Time on November 9, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 480 copies of the preliminary prospectus dated November 6, 2017, between November 6, 2017 and the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

By: JEFFERIES LLC

By:	/s/ Gil Bar-Nahum
Name: Title:	Gil Bar-Nahum Managing Director

By: COWEN AND COMPANY, LLC

By:	/s/ E. James Streator, III
Name Title:	E. James Streator, III Managing Director

[Signature Page to Acceleration Request]

By: ODDO BHF SCA

By:	/s/ Christophe Tadié
Name: Title:	Christophe Tadié Gérant

[Signature Page to Acceleration Request]

BY: JEFFERIES INTERNATIONAL LIMITED

By:	/s/ Gil Bar-Nahum
Name: Title:	Gil Bar-Nahum Managing Director

[Signature Page to Acceleration Request]